Via Facsimile and U.S. Mail
Mail Stop 4720

May 18, 2009

Anthony S. Piszel
Chief Financial Officer and Treasurer
The First American Corporation
1 First American Way
Santa Ana, CA 92707-5913

Re: The First American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 4, 2009
File Number: 001-13585

Dear Mr. Piszel:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Anthony S. Piszel
The First American Corporation
May 18, 2009
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Fair Value of Investment Portfolio, page 30

1. Please disclose the number of quotes or prices obtained per instrument from independent pricing services. Please revise your disclosure to clarify the specific validation procedures performed. In addition, please disclose whether, and if so, how and why, you adjusted quotes or prices you obtained from the independent pricing services.

Note 1. Description of the Company
Significant Accounting Policies
Investments, page 62

2. It appears that your investments in affiliates are material to results of operations. Please revise to include all disclosures required by paragraph 20 of APB 18. Also disclose the factors that caused you to believe that the loss in value was other than temporary and record a $56.1 million loss in 2007 for investments in affiliates and other long-term investments.

Note 3. Debt and Equity Securities, page 74

3. For securities in an unrealized loss position, please disclose the credit ratings of the securities.

Form 10-Q for the quarterly period ended March 31, 2009

Note 4. Debt and Equity Securities, page 12

4. Please revise your disclosure to explain why you concluded that unrealized losses were not other-than-temporary for equity securities in an unrealized loss position of $23 million for 12 months or longer, which equates to a 51% unrealized loss. Please refer to paragraph 17b of FSP FAS 115-1/FAS 124-1.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant